Filed by Blade Urban Air Mobility, Inc.
Pursuant to Rule 425 under the Security Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Experience Investment Corp.
Commission File No.: 001-39046

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On December 15, 2020, Mr. Rob Wiesenthal, Chief Executive Officer of Blade Urban Air Mobility, Inc. (“Blade”), appeared on CNBC’s Squawk Box for an interview with Mr. Andrew Ross Sorkin.

During the interview, Mr. Sorkin suggested that Mr. Chamath Palihapitiya was an investor in the PIPE funding committed for Experience Investment Corp.’s (“EIC”) proposed business combination with Blade. Mr. Wiesenthal then noted that an affiliate of Hedosophia, an investment firm that at times invests alongside Mr. Palihapitiya, committed funding for the PIPE, as well as other notable investors.

As a matter of clarification, neither Mr. Palihapitiya nor his Social Capital investment fund are investors in the PIPE for EIC’s proposed business combination with Blade.

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Additional Information and Where to Find It

Experience Investment Corp. ( “EIC”) intends to file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the proposed business combination (the “Merger”) and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. EIC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with EIC’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus will contain important information about EIC, Blade Urban Air Mobility, Inc. (“Blade”) and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of EIC as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Experience Investment Corp., 100 St. Paul St., Suite 800. Denver, CO 80206 or mrichardson@riverinc.com.

Participants in the Solicitation

EIC, Blade and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of EIC’s stockholders with respect to the approval of the Merger. EIC and Blade urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about Blade, EIC and the Merger. Information regarding EIC’s directors and officers and a description of their interests in EIC is contained in EIC’s annual report on Form 10-K for the fiscal year ended December 31, 2019. Additional information regarding the participants in the proxy solicitation, including Blade’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to EIC as described above under “Additional Information About the Transaction and Where to Find It.”

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.